Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 333-211794

The following is a transcript of remarks by officers of Quintiles Transnational Holdings Inc. at the June 7, 2016 Jefferies Healthcare Conference.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Quintiles has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that includes the preliminary joint proxy statement of Quintiles and IMS Health and that also constitutes a preliminary prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents when they are available, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. A more complete description is contained in the registration statement on Form S-4 and the joint proxy statement/prospectus filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) current or potential future litigation relating to the proposed transaction that has been or could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Note on Non-GAAP Financial Measures

Non-GAAP results, such as combined adjusted EBITDA, constant currency growth, adjusted income from operations, diluted adjusted EPS and free cash flow, are presented only as a supplement to IMS Health’s and Quintiles’ financial statements based on GAAP. Non-GAAP financial information is provided to enhance understanding of IMS Health’s and Quintiles’ financial performance, but none of these non-GAAP financial measures are recognized terms under GAAP and non-GAAP measures should not be considered in isolation from, or as a substitute analysis for, IMS Health’s and Quintiles’ results of operations as determined in accordance with GAAP. Definitions and reconciliations of non-GAAP measures to the most directly comparable GAAP measures are provided within the schedules attached to the accompanying presentation.

IMS Health and Quintiles use non-GAAP measures in their respective operational and financial decision making, and believe that it is useful to exclude certain items in order to focus on what they regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-GAAP measures which are also used to prepare strategic plans and annual budgets and review management compensation. IMS Health and Quintiles also believe that investors may find non-GAAP financial measures useful for the same reasons, although investors are cautioned that non-GAAP financial measures are not a substitute for GAAP disclosures.

Non-GAAP measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to IMS Health and Quintiles, many of which present non-GAAP measures when reporting their results. Non-GAAP measures have limitations as an analytical tool. They are not presentations made in accordance with GAAP, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Non-GAAP measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, IMS Health’s and Quintiles’ respective results of operations as determined in accordance with GAAP.

Transcript

Company Name: Quintiles Transnational Holdings Inc. (Q)

Event: Jefferies 2016 Healthcare Conference

Date: June 7, 2016

<<David Howard Windley, Analyst, Jefferies LLC>>

Good morning everybody. Thanks. Thanks for being here at Jefferies Global Healthcare Conference. Very pleased to have you here. My name is Dave Windley, in Jefferies Healthcare Equity Research. I cover the contract research organization space, which includes Quintiles Transnational. Really appreciate their attendance at our conference. We had a nice dinner last night as well. And Tom Pike, the Company’s CEO, is here to tell you about current activities and interesting goings on in Quintiles.

Tom, I’ll turn it over to you. Thanks.

<<Thomas H. Pike, Chief Executive Officer>>

Thank you, Dave. We’re very pleased to be here today. I am going to talk a little bit about the company and our quarter and then I am going to go into the transaction that we have announced with IMS. We’ve announced the merger of equals transaction. So, we’ll finish with that because that’s exciting news.

With regard to the company, I think many of you probably know us, get past forward-looking statements here. It’s getting longer every year. Many of you probably know us. We do center around the patient. We are a company that is in the business of doing clinical research, commercialization and then some broader services in the healthcare industry.

We center around the patient because at the center most of what we do is patient safety. If you think about what clinical research is, it is proving that it [a drug] is safe and that it works and that’s who we are.. And then we’re helping customers understand how to commercialize and drive that new product into the marketplace. There’s a couple of things I note on here. We do work in two segments. The first one is Product Development, I’ll talk about. It’s our larger segment. It’s 75% of our [service] revenues; on the other side is Integrated Healthcare Services.

There’s a few businesses within that, but that’s where we help customers to commercialize things. We help providers essentially with broad array of services from population health management, quality management and, you know, making sure that they meet the quality metrics that are required by the agencies now as well as some basic EHR [Electronic Health Records] work and then we do our real world evidence work on that side of the house.

Probably the most important thing though for today, because it’s very relevant as we talk about the merger, is our three competitive advantages. The first is that we have the deepest scientific expertise – scientific and medical and therapeutic expertise in the industry. We have over 1,100 medical doctors in our organization, 1,050 PhDs. We have over 800 biostatisticians. Essentially, we’re the size of a good sized teaching hospital in terms of that expertise. And what that does is it lets us design more effective clinical trials and run them more safely around the world. It also does help us in commercialization a bit too because we can help explain these complex drugs that are coming to market for the physicians who need to start prescribing them, but that deep expertise is very relevant and that expertise is very much part of why we [are doing] this merger with IMS Health.

The second piece is a quantitative and analytical expertise. I mentioned our 800 biostatisticians, we have 1,000s of people published in the organization. We were founded by a statistician. So we are clearly one of the world’s leaders associated with quantitative and analytical expertise in our field. And then finally, we’re the best in terms of global people and technology in our industry. We have a global delivery network that lets us deliver at lower cost services that can be routinized. And then at the same time, we have the best technology. We have been identified as one of the InformationWeek Elite 100, some of the most innovative technology. And again that will come back in as we talk a little bit about our merger.

Now about Quintiles and where it plays. We play in this very attractive market for what we call Product Development. It’s really clinical development related services. It’s about a $97 billion market, about $54 billion of that we believe is addressable and about $22 billion is outsourced today. So, today, we see about $22 billion worth of opportunities coming at companies in our industry. And we think with very effective management with various affective tools we can actually bite into that additional addressable market. And we already have with a number of our sole provider relationships, some of the things that Quintiles does uniquely that others don’t do with mid-sized pharma.

Now on the other side of the house, integrated healthcare services (“IHS”). This is a diverse set of things around commercialization, around what we do with providers. This is about $100 billion market too. And as you can see here, it’s about $24 billion of it being outsourced. The interesting thing about both of these markets compared to many markets you see, is we’re blessed that these are growing markets. If you look at clinical development for instance, we’re up to at least 5,300 drugs now in the clinical development pipelines. That’s growing about 8% to 10% per year.

Many of you may have seen the results coming out of ASCO, where many of our clients and customers announced tremendous results with various types of oncology compounds. CAR T [chimeric antigen receptors] or immuno oncology, you know, there’s a tremendous science that is driving some of the most – probably the most effective drug development that we’ve ever seen. We’re seeing more drugs approved with 45 we are seeing more breakthrough therapies. And all this is driving clinical development on the other side of the house. As you get the approvals then you start seeing more of the drugs go into the hospital environment into the medical establishment and that’s really what drives the growth on the other side of the business.

Now, in terms of Quintiles, we do have tremendous therapeutic domain regulatory expertise. We have 14 therapeutic areas where we have deep specialization. We are the largest of our type. We cover the most landscape. There is some impressive numbers here. We have done over a 1,000 oncology studies. What we see in our pipeline is about a third oncology and what we deliver is about a third oncology.

If you are reading about it in the newspapers, we are probably doing a trial associated with it. We have also done 375 pediatric studies, a lot of which you see as you read about rare disease much of that does occur in the pediatric area. We are leaders in terms of those types of studies. Rare disease - 230 rare disease studies over the last few years, is another very hot area. Basically if you come to Quintiles, we have the therapeutic expertise, we have the globality, we have the ability to deliver a study for a more effectively in our view than anyone else.

Regarding our Global Delivery Network, I mentioned this briefly as this is a competitive advantage, we have the most people around the world. We have about 36,000 people in the organization. We have offices in 65 countries, we operate in many more countries than that as we need to. But what we’ve done to create efficiency is we’ve stolen a trick from other big professional services companies and what we’ve done is we’ve looked at the clinical development enterprise and we’ve looked at the commercialization activities and said what can we route nice. What can we create centers of expertise around. What can we do in lower cost countries. And this has been a big benefit to us over the last number of years.

When we went public a few years ago, we didn’t promise margin improvement but in fact we’ve delivered it in our Product Development segment. And much of it has been because we’ve gone ahead and used this Global Delivery Network to help us do the work of clinical trials. What you can see on here is it’s not just about low cost though. It’s actually about delivering quality work. It’s about putting people together it’s about continuous improvement.

So again we took a page out of the global professional services firms. We’ve brought it to our industry and it’s driving results for us. We’re also leaders in technology as I’d spoke about. This will come back as we talk a little bit about the merger. So in about 2005 we wrote a seminal paper in the industry about how information and data can fundamentally change clinical development.

In 2003 to 2005 we actually experimented with claims records and we did find that if we used claims records we could find higher recruiting sites. Now we ended up selling the business that provided the claims records and it wasn’t quite the tipping point we needed it to be, but it got us really understanding how big data can help drive and develop our industry.

As we sit today, now over the last four years using our Quintiles Infosario® tools. We’re actually now processing about 33 million electronic health records to help us design better trials. To help us reduce what we call protocol amendments these changes that can add months to a clinical trial and add many millions of cost to a clinical trial. The changes in the protocol of how to conduct a clinical trial were using tools and data to help design them more effectively and reduce those costs for our customer.

You can see there’s other data that we have in here too, increasingly we have to be sophisticated about finding patients. Our world has changed from finding doctors who can find patients to actually finding patients directly. So you’ll see we have 3.5 million patients in our own database that we can contact. They’ve opted in with us and we can contact and discuss and try to bring them towards studies and we’re regularly involved in activities where there is some kind direct to patient communications.

So again our complex, our sophistication here best technology InformationWeek 100 early user of Electronic Health Records to help us understand how to design and conduct clinical trials more effectively. And then direct to patients type data and communications and of course observing patient privacy rules.

Now this is going to be difficult to see from the back. But this is what I sometimes call the gaudy stat charts but this is the one that says if you look at our deep therapeutic domain expertise 1,100 docs a 1,050 Ph.D’s. Thousands of protocols since the year 2000. We just were with one of the consulting firms. You know we were talking to somebody and they were describing how we do so many more studies than the pharmaceutical firms do, even the largest pharmaceutical firms.

We have that deep experience and we’re using it continually improve the enterprise. At the same time on the bottom of this chart in our IHS business you can see that we also have large numbers of sales reps. So we understand not just the beginning part of the development cycle but we understand the commercialization as well.

And you can see that we have clinical educators increasingly as drugs are more complex we need more clinical educators, so these actually help to educate docs on how to use an infusion product or a more sophisticated type device drug combination. And then again we are heavily involved in market access on that side of business collecting health technology assessments from around the world. In the middle is really discussion of best-in-class process in the global delivery network and you get a sense here of a number of elements if you’re deep in our industry you’ll understand that the more patients you can recruit from a single site the more efficient things are, so we pioneered this notion of a prime site in the industry, which currently we have 24 and these are very high recruiting sites where we have great relationships.

We also have many partner sites, again in 100 countries, we are a leader in something called Risk-Based Monitoring which overall will lower the industry cause. I’m confident we’ve done more risk-based monitoring based studies than any other CRO [Contract Research Organization] with the number you see here with over 150.

Now at the bottom again in IHS, we’ve held with 220 launches and again that side of the business is a healthy leader as well. Finally, technology and informatics we’ve been on this journey since 2005, we’ve actually have a brand name for our platform of technology that’s impresario, is a tool we used throughout our business to run studies for ourselves as well as to help customers design them. We are into genomics I met on Friday with our – I had launch with our leader of our genomics practice and essentially what’s happening is the more mutations drive clinical research the more we have need to be leaders in terms of DNA and RNA sequencing and make sure that we can develop cancer panels, oncology panels, essentially that have different tumor types or biomarkers or companion diagnostics. So we are heavily into that and that’s one of our fastest growing pieces of our lab, digital patient communities we spoke about a little bit. And then finally again, as you go through the other side of our business we have many, many direct-to-patient projects.

Now when we start talking about the numbers Quintiles is really had a terrific track record of growth. As you can see in this chart you always like the charts that are continuously up. Since 2011, as where we’ve noted it here but if you went all the way back to the mid first decade you’d see a continuously rising set of revenues, continuously rising [adjusted] EBITDA. You’d see continuously rising backlog. So this we are very proud of this interestingly because we really work in an enterprise that is not correlated directly to economic shocks and because of the improvements in science that are generating a lot of opportunities for our pharmaceutical firms, you’ve seen this continuous growth. On the [adjusted] EBITDA side, we have continuous programs to try to do this more efficiently so that’s why our [adjusted] EBITDA continues to grow as well.

Our backlog sits right now at $12 billion, our average contract length is between 48 and 53 months in that backlog. So when you think about us as a bit of a defensive investment there are not many companies that have a $12 billion backlog, you think about what happen in the financial crisis our company powered through the financial crisis because of the backlog. And it’s again something we are very proud of. On the lower right is book-to-bill, so if you follow our industry very closely you’ll know that the book-to-bill is somewhat of a magic number in this industry, Dave will tell you that it indicates industry health that there is a good pipeline.

Right now in Quarter Two, we have the largest pipeline in Product Development that we’ve ever had as a company. If you look at our last 24 month consolidated book-to-bill 1.24 very healthy, Product Development has had over 1.2 book-to-bill, 16 out of the last 20 quarters. Again can you do that every time, can you always put it in a 90 day box, I don’t know but we certainly do it for and we are a large organization we delivered very consistently.

Now at quarter one, we did have a strong growth associated with Product Development unit, again it’s our crown jewel grew at about 12.6% so it’s a strong quarter for Product Development. We actually had some results of some cancellations last year that brought down the commercial business in IHS practice so that as a net negative but as you can see overall the company 8.4% growth overall, we had some difficult comps in the IHS business as well, so it just one of those quarters this was within the realm of expectations for management where we expected to go with the overall 8.4% growth rate and the 12.6% in Product Development.

We did have good operations, margin expansion, now admittedly we had some FX [currency exchange] tailwinds in that but its we had good margin expansion, our [diluted adjusted] EPS growth was almost 24%, 23.6% in terms of net new business we did over $1 billion of net new business, our book-to-bill was not where we wanted to be, but again its hard sometimes to put everything in a 90 day box and we had this strongest April that we’ve had since we went public with –we’ve got our follow-on sales that didn’t quite close in there around Easter. So we feel good about where we are in terms of historic book to bills as we start averaging back out.

Now I’m not really going to talk, but we did talk about Q1, I’m not going to talk about it yet, but our agreement to merge with IMS Health, I’ll come back to that. We had strong cash flow in the quarter. We’ve got over a billion dollars of cash and cash equivalents, a lot of times this quarter is a negative quarter for us in terms of cash flow. But as you can see here on the chart, we’re north of $100 million associated with cash flow from operations.

Now one thing I should note and we noted on our call is we are continuing to make investments in our Global Delivery Network to support our growth in Product Development. Some of those will come through in quarter two, so as – if you do have models and you’re projecting them forward, it is important to note that we’re making some investments this quarter. In addition, interestingly, same quarter last year we did have on the EPS line we had a one-time tax credit that was actually about $7.6 million which is significant for us. So when you look at our quarter two, we have a couple of puts and takes with little more investment and bit of a tough comparable.

I could probably also add while I’m on it that last year’s revenues reduced a little bit by I think about $16.9 million by contract that was kind of a one-off contract that ended with the customer. But as we go forward what we have done is we in our Q1 call we reaffirmed our guidance for the year, and showing the solid revenue growth, we do expect to be over 10% in Product Development, and then in terms of the [diluted adjusted] EPS, again, we reaffirmed our guidance.

Now let me talk a little bit about Quintiles IMS. So you might say with this great company what do you need to do this for? Well as I spoke about a bit is that we have three competitive advantages. So we do have the best globality. We have the best expertise. We have the best technology. But in my view, we have a one-time opportunity to add a fourth competitive advantage, and this is a competitive advantage that’s really important given where we are in clinical development in the world and that’s the use of big data.

For about a decade, really since again 2003, we’ve been experimenting with the use of claims, records with the use of big data to really improve clinical development, essentially help us to design better trials and select more effective sites to help us find patients. We felt that while the data was good, it’s really just reached a tipping point with IMS where it’s now powerful for us. Again the last four years we’ve been using electronic health records in impresario design. So over the last four years it’s been – we’ve gotten a lot of experience in terms of using this data to help us design trials to help us pick the right size.

What we get with IMS as the CRO is we get over 0.5 billion patient lives that we can now use to design better trials and to figure out the right sites. For me, our industry has shifted from one where all we had to do is go around the world and find physician, investigators and they would find the patients for us. And now we need to go out, and we need to help them identify and really understand where the patients are, and then work with the investigators that have the patients.

This gives us a unique competitive advantage and it’s one that can’t be replicated by doing this is a merger of equals, it can’t be replicated by our competitors. Together we can work with speed. We can have a shared intellectual property in privacy. We can combine our very significant technology and data assets that we have like our 285,000 investigator database, it has performance data. And finally we can productionize this into a decision support tool that can’t be replicated.

We’ve had tremendous feedback from our customers on this. They understand that you really have to use this data. I mean I make all kinds of analogies for Dave and other, I’ll give you a couple of them. I mean you just wouldn’t think today about putting a Burger King or McDonald’s on a street corner without mapping it out, seeing the traffic flow, and understanding the demographics. I mean we were operating in a world where we call an investigator and say, do you have patients? Now we can map out whether they have them or not. We can help them understand what’s in their systems.

So again it’s an incredibly powerful tool for us and was enough for us to think about bringing the companies together. Second thing I’d say is there are other benefits for us too. We’re both leaders in Real World Evidence. Real World Evidence for both of us was one of our fastest growing business units and now we take their expertise and secondary data, our expertise and primary data, we put it together.

As we talked about we’re leaders in commercialization, if you thought about a single company with brand awareness around commercial aspects of pharmaceuticals, it would be IMS. So there’s significant synergies in putting the commercialization capabilities of our companies together, and of course there’s SG&A benefits as well because anytime we put two large companies together, will be over $7 billion in 2015 numbers and will be closer to $8 billion as we exit this year. You put two big companies together and you’re going to get benefits not only basics like things from being public companies, from technology infrastructure, but other overlapping organizations.

So if you look at this, revenue synergies and SG&A synergies, just comparing the companies as we don’t have too much time, but you put them side by side and you can see that – excuse me that these are companies that together produce a huge amount of [adjusted] EBITDA, both over $800 million in [adjusted] EBITDA. They produce a huge amount of cash. The balance sheets when you put them together were levered about three times, they’re about five times you put them together we’re levered about four times, our access to capital goes up as a larger organization as well.

So we can continue on our journey. You may know that Quintiles’ reserved returned about $1 billion of cash to our investors since we went public. The IMS also has similar capital strategies. So really an opportunity for us to do effective acquisitions, which I think we both have done, but also return some of that cash to shareholders. You can see our footprints, we’re both in a 100 countries, we’re going to be a 50,000 person organization together we have some real scale. And certainly what I hope is that we’ll really become a core healthcare holding that’s growth.

Where does the benefit come from? I talked about it briefly but really these three areas won’t get into too much detail today, but realizing greater R&D efficiency, our R&D complex is so prone to inefficiency. It’s unfortunate you’ve all seen that the cost of developing a drug, the average drug current Tufts is over $2 billion. There’s some enormous numbers associated with it. This is an opportunity for us to be more efficient by bringing big data to the realm.

Demonstrate value and outcome measures. You can’t pick up the newspaper today without understanding that really drug pricing and other elements of our commercialization are going to be very much about measuring value and outcomes. We’re leaders in epidemiology in our company and they’re leaders in secondary data that’s used them these types of analysis. We have the leading real world evidence organization when we put the two together.

Maximizing commercial ROI, I talked about that a little bit. This will be a whole series of services, each company does separate services today, but we can work with the pharmaceutical firms to maximize the return on investment they get through their commercialization process. If you talk to any of the CFOs you can – they will tell you that this is a target for them to try to increase that commercial ROI and we are an un-parallel partner who understands clinical development all the way through commercialization, to help them improve that ROI.

So I think in summary, because I think we’re out of time Dave, oops, I guess it’s not going to let me go to last slide, but its okay. In summary, we have a great business here in Quintiles. I think we have a tremendous opportunity in front of us to put Quintiles and IMS together to really create the services leader in the biopharmaceutical sector.

So thank you very much.

<<Unidentified Analyst>>

Thank you, Dave.

<<David Howard Windley, Analyst, Jefferies LLC>>

We’ll breakout in Broadway room downstairs. Thanks.

<<Thomas H. Pike, Chief Executive Officer>>

Breakout in Broadway room David, thanks.